SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-3A-2/A

Statement by Holding Company Claiming Exemption Under Rule U-3A-2/A from the Provisions of the Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

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PG&E CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:
Exhibit A

A consolidating statement of income and surplus of PG&E Corporation and its subsidiaries for the year ended December 31, 2003, together with a consolidating balance sheet as of the close of such calendar year.

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

1.	1.	PG&E Corporation ("Claimant")
California Corporation

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

An energy-based holding company that conducts its business principally through Pacific Gas and Electric Company, a public utility operating in northern and central California.

1.	2.	Subsidiaries

1.	2.	1.	Elm Power Corporation
Delaware Corporation

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

A subsidiary of PG&E Corporation holding shares of PG&E Corporation common stock.

1.	2.	2.	Pacific Gas and Electric Company
California Corporation

77 Beale Street
San Francisco, CA 94105

A subsidiary of PG&E Corporation engaged in electric and gas distribution services to approximately 4.9 million electricity distribution customers and approximately 3.9 million natural gas distribution customers in Northern and Central California.

1.	2.	2.	1.	Newco Energy Corporation California Corporation

77 Beale Street
San Francisco, CA 94105

A subsidiary of Pacific Gas and Electric Company formed to facilitate implementation of Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	1.	ETrans LLC California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Newco Energy Corporation formed to facilitate implementation of Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	2.	GTrans LLC California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Newco Energy Corporation formed to facilitate implementation of Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	Electric Generation LLC California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Newco Energy Corporation formed to facilitate implementation of Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	1.	Balch 1 and 2 Project LLC California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain Federal Energy Regulatory Commission (FERC) licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	2.	Battle Creek Project LLC California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	3.	Bucks Creek Project LLC California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	4.	Chili Bar Project LLC California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	5.	Crane Valley Project LLC California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	6.	DeSabla-Centerville Project LLC California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	7.	Diablo Canyon LLC California Limited Liability Company.

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	8.	Drum-Spaulding Project LLC California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	9.	Haas-Kings River Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	10.	Hamilton Branch Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	11.	Hat Creek 1 and 2 Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	12.	Helms Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	13.	Kerckhoff 1 and 2 Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	14.	Kern Canyon Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	15.	Kilarc-Cow Creek Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	16.	McCloud-Pit Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	17.	Merced Falls Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	18.	Miocene Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	19.	Mokelumne River Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	20.	Narrows Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	21.	Phoenix Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	22.	Pit 1 Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	23.	Pit 3, 4 and 5 Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	24.	Poe Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	25.	Potter Valley Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization

1.	2.	2.	1.	3.	26.	Rock Creek-Cresta Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	27.	Spring-Gap Stanislaus Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	28.	Tule River Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	3.	29.	Upper NF Feather River Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	1.	4.	TES LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Newco Energy Corporation formed to facilitate implementation of Pacific Gas and Electric Company's original proposed plan of reorganization. Its purpose is to provide technological and ecological consulting services.

1.	2.	2.	2.	Natural Gas Corporation of California
California Corporation

77 Beale Street
San Francisco, CA 94105

A subsidiary of Pacific Gas and Electric Company that holds certain abandoned gas exploration development assets.

1.	2.	2.	2.	1.	Alaska Gas Exploration Associates
California General Partnership

77 Beale Street
San Francisco, CA 94105

Alaska Gas Exploration Associates is 50% owned by Natural Gas Corporation of California.

1.	2.	2.	2.	2.	NGC Production Company
California Corporation

77 Beale Street
San Francisco, CA 94105

A subsidiary of Natural Gas Corporation of California formed to facilitate project financing of its capital requirements.

1.	2.	2.	3.	Pacific Conservation Services Company
California Corporation

77 Beale Street
San Francisco, CA 94105

A subsidiary of Pacific Gas and Electric Company formed to facilitate the borrowing and lending operations required to fund Pacific Gas and Electric Company's conservation loan programs. No loans have been issued since 1986.

1.	2.	2.	4.	Calaska Energy Company
California Corporation

77 Beale Street
San Francisco, CA 94105

A subsidiary of Pacific Gas and Electric Company, which acted as Pacific Gas and Electric Company's representative in the Alaska Highway Pipeline Project, which was formed to bring Prudhoe Bay natural gas to the lower 48 states.

1.	2.	2.	5.	Eureka Energy Company
California Corporation

77 Beale Street
San Francisco, CA 94105

A subsidiary of Pacific Gas and Electric Company, whose original purpose was to hold the Marre Ranch property in San Luis Obispo County. Currently inactive.

1.	2.	2.	6.	Standard Pacific Gas Line Incorporated
California Corporation

77 Beale Street
San Francisco, CA 94105

An 85.71% owned subsidiary of Pacific Gas and Electric Company engaged in the transportation of natural gas in California.

1.	2.	2.	7.	Pacific California Gas System, Inc.
California Corporation

77 Beale Street
San Francisco, CA 94105

A subsidiary of Pacific Gas and Electric Company, which holds the intrastate segment of the PGT-PG&E Pipeline Expansion project.

1.	2.	2.	8.	Pacific Energy Fuels Company
California Corporation

77 Beale Street
San Francisco, CA 94105

A Pacific Gas and Electric Company subsidiary created to own and finance nuclear fuel inventory previously owned by Pacific Energy Trust. Currently inactive.

1.	2.	2.	8.	1.	Fuelco LLC
Delaware Corporation

One Ameren Plaza
St. Louis, MO 63103

Joint Venture limited liability company formed between AmerenUE, TXU Generation Company LP and Pacific Gas and Electric Company for the purpose of sharing costs and reducing fuel acquisition costs.

1.	2.	2.	9.	Pacific Gas Properties Company
California Corporation

77 Beale Street
San Francisco, CA 94105

A subsidiary of Pacific Gas and Electric Company, which holds Alaskan and Californian properties, previously intended for Liquefied Natural Gas (LNG) purposes, for sale or development.

1.	2.	2.	9.	1.	Pacific Properties
California General Partnership

77 Beale Street
San Francisco, CA 94105

Pacific Properties is 50% owned by Pacific Gas Properties Company. Formerly held Alaskan and Californian properties, intended for LNG purposes.

1.	2.	2.	10.	PG&E Funding, LLC
Delaware Limited Liability Company

245 Market Street, Rm 424
San Francisco, CA 94105

A subsidiary of Pacific Gas and Electric Company; formed to retain ownership of transition property and the issuance of securities.

1.	2.	2.	11.	Chico Commons, a California Limited Partnership
California Limited Partnership

77 Beale Street
San Francisco, CA 94105

Chico Commons, L.P. is 40.8% owned by Pacific Gas and Electric Company as a limited partner. Chico Commons, L.P. was created to construct and own low-income housing.

1.	2.	2.	12.	201 Turk Street, L.P.
California Limited Partnership

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

201 Turk Street, L.P. is 33% owned by Pacific Gas and Electric Company as a limited partner. 201 Turk Street, L.P. was created to construct and own a low-income housing project.

1.	2.	2.	13.	1989 Oakland Housing Partnership Associates, L.P.
California Limited Partnership

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

1989 Oakland Housing Partnership Associates, L.P. is 40.2% owned by Pacific Gas and Electric Company as a limited partner. 1989 Oakland Housing Partnership Associates, L.P. was created to construct and own low-income housing.

1.	2.	2.	14.	1992 Oakland Regional Housing Partnership Associates, a California Limited Partnership
California Limited Partnership

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

1992 Oakland Regional Housing Partnership Associates, L.P. is 17% owned by Pacific Gas and Electric Company as a limited partner. 1992 Oakland Housing Partnership Associates, L.P. was created to construct and own low-income housing.

1.	2.	2.	15.	1994 Oakland Regional Housing Partnership Associates, a California Limited Partnership
California Limited Partnership

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

1994 Oakland Regional Housing Partnership Associates, L.P. is 11.6% owned by Pacific Gas and Electric Company as a limited partner. 1994 Oakland Regional Housing Partnership Associates, L.P. was created to construct and own low-income housing.

1.	2.	2.	16.	Pacific Gas and Electric Housing Fund Partnership, L.P.
California Limited Partnership

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Pacific Gas and Electric Housing Fund Partnership, L.P. is 99.9% owned by Pacific Gas and Electric Company as a limited partner. Pacific Gas and Electric Housing Fund Partnership, L.P., invests in projects that construct and own low-income housing.

1.	2.	2.	17.	Merritt Community Capital Fund V, L.P.
California Limited Partnership

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Merritt Community Capital Fund V, L.P. is 2.4% owned by Pacific Gas and Electric Company as a limited partner. Merritt Community Capital Fund V, L.P., was created to construct and own low-income housing.

1.	2.	2.	18.	Schoolhouse Lane Apartments L.P.
California Limited Partnership

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Schoolhouse Lane Apartments, L.P. is 99.9% owned by Pacific Gas and Electric Company as a limited partner. Schoolhouse Lane Apartments, L.P., was created to construct and own low-income housing.

1.	2.	2.	19.	PG&E Holdings, LLC
Delaware Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

A subsidiary of Pacific Gas and Electric Company which holds common shares of Pacific Gas and Electric Company.

1.	2.	2.	20.	PG&E CalHydro, LLC
California Limited Liability Company

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

A subsidiary of Pacific Gas and Electric Company formed for the purpose of owning and operating a system of hydroelectric facilities and related watershed.

1.	2.	2.	21.	Morro Bay Mutual Water Company
California Corporation

1290 Embarcadero
Morro Bay, CA 93442

A non-profit mutual benefit corporation, 50% owned by Pacific Gas and Electric Company. Formed to sell, distribute, supply and deliver water to its members for domestic irrigation and fire protection uses.

1.	2.	2.	22.	Moss Landing Mutual Water Company
California Corporation

Dolan Road and California State Highway 1
Moss Landing, CA 95039

A non-profit mutual benefit corporation, 33.33% owned by Pacific Gas and Electric Company. Formed to sell, distribute, supply and deliver water to its members for domestic irrigation and fire protection uses.

1.	2.	3.	PG&E National Energy Group, LLC
Delaware Limited Liability Company

One Market, Spear Tower
San Francisco, CA 94105

A subsidiary of PG&E Corporation formed for the purpose of holding stock of National Energy Gas Transmission, Inc.

1.	2.	3.	1.	National Energy & Gas Transmission, Inc.
(formerly PG&E National Energy Group, Inc.)
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

A subsidiary of PG&E National Energy Group, LLC formed for the purpose of owning, both directly and indirectly, PG&E Corporation's unregulated subsidiaries.

1.	2.	3.	1.	1.	NEGT Enterprises, Inc.
(formerly PG&E Enterprises, Inc.)
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Holding company for National Energy & Gas Transmission, Inc. subsidiaries.

1.	2.	3.	1.	1.	1.	National Energy Holdings Corporation
(formerly PG&E National Energy Group Holdings Corporation)
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Holding company for National Energy & Gas Transmission, Inc. generating and energy trading subsidiaries.

1.	2.	3.	1.	1.	1.	1.	Properties Holdings, LLC Delaware Limited Liability Company

7600 Wisconsin Avenue
Bethesda, MD 20814

Holding company for PG&E Properties entities.

1.	2.	3.	1.	1.	1.	1.	1.	Gilia Enterprises California Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Real estate investment company; general partner in Marengo Ranch Joint Venture and Oat Creek Associates Joint Venture.

1.	2.	3.	1.	1.	1.	1.	1.	1.	Oat Creek Associates Joint Venture California Partnership

4615 Cowell Blvd. Davis, CA 95616

Land development company in Yolo County, California.

1.	2.	3.	1.	1.	1.	1.	2.	DPR, Inc.
California Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Real estate investment company.

1.	2.	3.	1.	1.	1.	1.	3.	The Conaway Ranch Company California Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Partner in the Conaway Conservancy Group.

1.	2.	3.	1.	1.	1.	1.	3.	1.	Conaway Conservancy Group Joint Venture California Partnership

4615 Cowell Blvd.
Davis, CA 95616

Owns property in Yolo County, California.

1.	2.	3.	1.	1.	1.	1.	4.	BPS I, Inc. California Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Limited partner in Alhambra Pacific Joint Venture.

1.	2.	3.	1.	1.	1.	1.	5.	Marengo Ranch Joint Venture California Partnership

4615 Cowell Blvd. Davis, CA 95616

Land development in Sacramento County, California.

1.	2.	3.	1.	1.	1.	1.	6.	Alhambra Pacific Joint Venture California Partnership

4615 Cowell Blvd.
Davis, CA 95616

Owns property in Yolo County, California.

1.	2.	3.	1.	1.	1.	1.	7.	Valley Real Estate, Inc. California Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

Real estate investment company.

1.	2.	3.	1.	1.	1.	2.	NEGT Energy Company, LLC (formerly PG&E Generating Company, LLC) Delaware Limited Liability Company

7600 Wisconsin Avenue Bethesda, MD 20814

Holding company for independent power producers and merchant energy activities.

1.	2.	3.	1.	1.	1.	2.	1.	National Energy Generating Company, LLC (formerly PG&E Generating Energy Group, LLC) Delaware Limited Liability Company

7600 Wisconsin Avenue Bethesda, MD 20814

Holding company for NEGT merchant projects and USGen New England, Inc.

1.	2.	3.	1.	1.	1.	2.	1.	1.	National Energy Generating Holdings, Inc. (formerly PG&E Generating Energy Holdings, Inc.) Delaware Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

Formed to be the holding company for the 1% membership interests in some of the limited liability companies under National Energy Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	2.	Spencer Station Power Corporation Delaware Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

Limited partner in Spencer Station Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	3.	Badger Power Corporation Delaware Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

Formed to own a membership interest in Badger Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	4.	MidColumbia Power Corporation Delaware Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

Formed to own a membership interest in MidColumbia Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	4.	1.	MidColumbia Generating Company, LLC Delaware Limited Liability Company

7600 Wisconsin Avenue Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	1.	5.	Black Hawk III Power Corporation California Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

General and limited partner in Lake Road Generating Company, L.P.; holds membership interest in Lake Road Power I, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	5.	1.	Lake Road Power I, LLC Delaware Limited Liability Company

7600 Wisconsin Avenue
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	1.	6.	Harlan Power Corporation California Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

General and limited partner in Umatilla Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	6.	1.	Umatilla Generating Company, L.P. Delaware Limited Partnership

7600 Wisconsin Avenue
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	1.	7.	Morrow Power Corporation Delaware Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

Formed to own a membership interest in Morrow Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	7.	1.	Morrow Generating Company, LLC Delaware Limited Liability Company

7600 Wisconsin Avenue Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	1.	8.	Peach IV Power Corporation Delaware Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

General partner in Lake Road Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	8.	1.	Lake Road Power II, LLC Delaware Limited Liability Company

7600 Wisconsin Avenue
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	1.	9.	Juniper Power Corporation Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

General partner in Umatilla Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	10.	Plover Power Corporation California Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

General and limited partner in Mantua Creek Generating Company, L.P. and Mantua Creek Urban Renewal, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	11.	Beech Power Corporation Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

General partner in Mantua Creek Generating Company, L.P. and Mantua Creek Urban Renewal, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	11.	1.	Mantua Creek Urban Renewal, L.P. Delaware Limited Partnership

7600 Wisconsin Avenue
Bethesda, MD 20814

Special purpose partnership formed for the Mantua Creek Project.

1.	2.	3.	1.	1.	1.	2.	1.	12.	First Arizona Land Corporation
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Formed to enter into real estate options in the State of Arizona for the Harquahala Project.

1.	2.	3.	1.	1.	1.	2.	1.	13.	First California Land Corporation
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Formed to enter into real estate options and/or leases in the State of California.

1.	2.	3.	1.	1.	1.	2.	1.	14.	NEGT Generating New England, Inc.
(formerly PG&E Generating New England, Inc.)
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Formed to own a 100% membership interest in NEGT Generating New England, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	14.	1.	NEGT Generating New England, LLC
(formerly PG&E Generating New England, LLC)
Delaware Limited Liability Company

7600 Wisconsin Avenue
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	1.	15.	Attala Power Corporation
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Owns 100% membership interest in Attala Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	16.	Kentucky Hydro Holdings, LLC Delaware Limited Liability Company

7600 Wisconsin Avenue Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	1.	17.	San Gorgonio Power Corporation Delaware Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

Holding company for wind projects.

1.	2.	3.	1.	1.	1.	2.	1.	18.	GenHoldings I, LLC Delaware Limited Liability Company

7600 Wisconsin Avenue Bethesda, MD 20814

Formed to serve as borrower for construction financing for Athens, Covert and Harquahala (Millennium is included as equity) projects.

1.	2.	3.	1.	1.	1.	2.	1.	18.	1.	Osprey Power Corporation California Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

General and limited partner in Millennium Power Partners, L.P.; owns Magnolia Power Corporation.

1.	2.	3.	1.	1.	1.	2.	1.	18.	1.	1.	Magnolia Power Corporation Delaware Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

General partner in Millennium Power Partners, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	18.	2.	Black Hawk Power Corporation California Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

General and limited partner in Athens Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	18.	3.	Peach I Power Corporation Delaware Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

General partner in Athens Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	18.	4.	Harquahala Power Corporation Delaware Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

Formed to own a membership interest in Harquahala Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	18.	5.	Covert Power Corporation Delaware Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

Formed to own a membership interest in Covert Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	19.	Long Creek Power Corporation Delaware Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

Formed to own a membership interest in Long Creek Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	19.	1.	Long Creek Generating Company, LLC Delaware Limited Liability Company

7600 Wisconsin Avenue Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1	1	2.	1.	20.	La Paloma Power Corporation Delaware Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

Formed to own a membership interest in La Paloma Generating Company, LLC.

1.	2.	3.	1.	1	1	2.	1.	21.	Liberty Generating Corporation Delaware Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

Formed to own a membership interest in Liberty Generating Company, LLC.

1.	2.	3.	1.	1	1	2.	1.	21.	1.	Liberty Urban Renewal, LLC Delaware Limited Liability Company

7600 Wisconsin Avenue Bethesda, MD 20814

Special purpose limited liability company formed for the Liberty project.

1.	2.	3.	1.	1	1	2.	1.	22.	Otay Mesa Power Corporation Delaware Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1	1	2.	1.	23.	Bluebonnet Power Corporation Delaware Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

Formed to own a membership interest in Bluebonnet Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	23.	1.	Bluebonnet Generating Company, LLC
Delaware Limited Liability Company

7600 Wisconsin Avenue
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	1.	24.	Meadow Valley Power Corporation Delaware Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

Formed to own a membership interest in Meadow Valley Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	24.	1.	Meadow Valley Generating Company, LLC Delaware Limited Liability Company

7600 Wisconsin Avenue Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	1.	25.	Madison Wind Power Corporation Delaware Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

Inactive; originally formed to own a membership interest in Madison Windpower, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	26.	Okeechobee Power Corporation Delaware Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

Formed to own a membership interest in Okeechobee Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	27.	Dispersed Power Corporation (formerly PG&E Dispersed Power Corporation) Delaware Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

Holding company for dispersed generating projects.

1.	2.	3.	1.	1.	1.	2.	1.	27.	1.	Dispersed Gen Properties, LLC Delaware Limited Liability Company

7600 Wisconsin Avenue Bethesda, MD 20814

Formed to own real estate previously owned by Dispersed Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	27.	2.	Peak Power Generating Company, Inc. California Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

Acquired for dispersed generation development efforts in California.

1.	2.	3.	1.	1.	1.	2.	1.	28.	Goose Lake Power Corporation Delaware Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

Formed to own a membership interest in Goose Lake Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	28.	1.	Goose Lake Generating Company, LLC Delaware Limited Liability Company

7600 Wisconsin Avenue Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	1.	29.	Attala Energy Company, LLC Delaware Limited Liability Company

7600 Wisconsin Avenue Bethesda, MD 20814

Special purpose entity formed for the tolling portion of the Attala Project.

1.	2.	3.	1.	1.	1.	2.	1.	30.	White Pine Generating Company, LLC Delaware Limited Liability Company

7600 Wisconsin Avenue Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	1.	31.	USG Services Company, LLC
Delaware Limited Liability Company

7600 Wisconsin Avenue
Bethesda, MD 20814

Formed to perform payroll services on behalf of US Gen New England, Inc.

1.	2.	3.	1.	1.	1.	2.	2.	National Energy Power Company, LLC
(formerly PG&E Generating Power Group, LLC)
Delaware Limited Liability Company

7600 Wisconsin Avenue
Bethesda, MD 20814

Holding company for NEGT operating projects.

1.	2.	3.	1.	1.	1.	2.	2.	1.	Aplomado Power Corporation
California Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Investment company for the Panther Creek Project.

1.	2.	3.	1.	1.	1.	2.	2.	2.	Beale Generating Company
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Holding company.

1.	2.	3.	1.	1.	1.	2.	2.	2.	1.	Indian Orchard Generating Company, Inc.
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Formed to hold a 49% membership interest in MASSPOWER, LLC.

1.	2.	3.	1.	1.	1.	2.	2.	2.	1.	1.	MASSPOWER, L.L.C.
Delaware Limited Liability Company

1001 Louisiana Street
Room 2904A
Houston, Texas 77002

Formed to hold a 30% General partnership interest in MASSPOWER.

1.	2.	3.	1.	1.	1.	2.	2.	2.	2.	JMC Altresco, Inc.
Colorado Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Holding company for subsidiaries/projects acquired through acquisition of Altresco Financial, Inc.

1.	2.	3.	1.	1.	1.	2.	2.	2.	2.	1.	Altresco, Inc.
Colorado Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

General Partner - Pittsfield Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	2.	2.	2.	Berkshire Pittsfield, Inc.
Colorado Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

General Partner - Berkshire Feedline Acquisition Limited Partnership.

1.	2.	3.	1.	1.	1.	2.	2.	2.	2.	2.	1.	Berkshire Feedline Acquisition Limited Partnership
Massachusetts Limited Partnership

235 Merrill Road
Pittsfield, MA 01201

Owner of pipeline connecting Pittsfield Generating Company, L.P. facility and El Paso Energy facilities.

1.	2.	3.	1.	1.	1.	2.	2.	2.	2.	3.	Pittsfield Partners, Inc.
Colorado Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Limited Partner - Pittsfield Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	2.	3.	JMC Iroquois, Inc.
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

4.57% General Partner and .36% Limited Partner in Iroquois Gas Transmission System, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	2.	3.	1.	Iroquois Gas Transmission System, L.P.
Delaware Limited Partnership

One Corporate Drive, Suite 600 Shelton, Connecticut 06484

Owner of a 375-mile natural gas pipeline extending through New York State and Connecticut providing services to markets in New York, New Jersey and New England.

1.	2.	3.	1.	1.	1.	2.	2.	2.	4.	JMC Selkirk Holdings, Inc.
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

100% ownership of JMC Selkirk, Inc. and JMCS I Holdings, Inc.

1.	2.	3.	1.	1.	1.	2.	2.	2.	4.	1.	JMC Selkirk, Inc.
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Managing General Partner and Limited Partner of Selkirk Cogen Partners, L.P. Limited Partner interest (46.57%) in PentaGen Investors, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	2.	4.	1.	1.	PentaGen Investors, L.P.
Delaware Limited Partnership

7600 Wisconsin Avenue
Bethesda, MD 20814

Limited partner (5.2502% preferred percentage interest) in Selkirk Cogen Partners, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	2.	4.	2.	JMCS I Holdings, Inc.
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

General Partner (.50%) and Limited Partner (2.93%) interests in PentaGen Investors, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	2.	5.	Orchard Gas Corporation
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Administration and monitoring of gas supply for MASSPOWER project.

1.	2.	3.	1.	1.	1.	2.	2.	3.	Mason Generating Company
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Holding company for J. Makowski Associates, Inc.

1.	2.	3.	1.	1.	1.	2.	2.	3.	1.	J. Makowski Associates, Inc.
Massachusetts Corporation

50 Congress St., Suite 310
Boston, MA 02109

Inactive.

1.	2.	3.	1.	1.	1.	2.	2.	4.	Eagle Power Corporation
California Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

General and limited partner in Logan Generating Company, L.P., Granite Generating Company, L.P., and Keystone Cogeneration Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	4.	1.	Granite Generating Company, L.P.
Delaware Limited Partnership

7600 Wisconsin Avenue
Bethesda, MD 20814

Limited partner in Keystone Urban Renewal Limited Partnership.

1.	2.	3.	1.	1.	1.	2.	2.	4.	1.	1.	Granite Water Supply Company, Inc.
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Supplies water for the Logan Project.

1.	2.	3.	1.	1.	1.	2.	2.	4.	2.	Keystone Cogeneration Company, L.P.
Delaware Limited Partnership

7600 Wisconsin Avenue
Bethesda, MD 20814

General partner in Keystone Urban Renewal Limited Partnership.

1.	2.	3.	1.	1.	1.	2.	2.	4.	2.	1.	Keystone Urban Renewal Limited Partnership Delaware Limited Partnership

7600 Wisconsin Avenue Bethesda, MD 20814

Special purpose partnership for the Logan Project.

1.	2.	3.	1.	1.	1.	2.	2.	5.	Larkspur Power Corporation
California Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

General partner and limited partner in Hermiston Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	6.	Buckeye Power Corporation
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	2.	7.	Raptor Holdings Company
California Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Holding company for Cedar Bay project entities; owns NEGT Management Services Company.

1.	2.	3.	1.	1.	1.	2.	2.	7.	1.	Gray Hawk Power Corporation
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Investment company for Cedar Bay project.

1.	2.	3.	1.	1.	1.	2.	2.	7.	1.	1.	Cedar Bay Cogeneration, Inc.
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

General and limited partner in Cedar Bay Generating Company, Limited Partnership.

1.	2.	3.	1.	1.	1.	2.	2.	7.	2.	NEGT Management Services Company
(formerly PG&E Management Services Company)
California Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	2.	8.	Toyan Enterprises
California Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Limited partner in Indiantown Cogeneration, L.P.; general partner in Indiantown Project Investment Partnership, L. P.

1.	2.	3.	1.	1.	1.	2.	2.	8.	1.	Indiantown Project Investment Partnership, L.P.
Delaware Limited Partnership

7600 Wisconsin Avenue
Bethesda, MD 20814

General partner in Indiantown Cogeneration, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	9.	Spruce Power Corporation
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

General partner in Spruce Limited Partnership.

1.	2.	3.	1.	1.	1.	2.	2.	9.	1.	Spruce Limited Partnership
Delaware Limited Partnership

7600 Wisconsin Avenue
Bethesda, MD 20814

Limited partner in Colstrip Energy Limited Partnership.

1.	2.	3.	1.	1.	1.	2.	2.	9.	1.	1.	Colstrip Energy Limited Partnership
Montana Limited Partnership

Diamond Block Building #210 44 W 6
Helena, MT 59624

Owns and operates an electric generating facility in Colstrip, Montana.

1.	2.	3.	1.	1.	1.	2.	2.	10.	Merlin Power Corporation
California Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

General and limited partner in Fellows Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	10.	1.	Fellows Generating Company, L.P.
Delaware Limited Partnership

7600 Wisconsin Avenue
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	2.	11.	Pelican Power Corporation
California Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

General partner in Okeelanta Power Limited Partnership.

1.	2.	3.	1.	1.	1.	2.	2.	11.	1.	Okeelanta Power Limited Partnership
Florida Limited Partnership

316 Royal Poinciana Plaza
Palm Beach, FL 33480

Formed to develop, own and operate an electric generating facility in Okeelanta, Florida. Voluntarily filed a petition for relief under Chapter 11 on May 14, 1997.

1.	2.	3.	1.	1.	1.	2.	2.	12.	Peregrine Power Corporation
California Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

General partner in Chambers Cogeneration Limited Partnership.

1.	2.	3.	1.	1.	1.	2.	2.	12.	1.	Chambers Cogeneration, Limited Partnership
Delaware Limited Partnership

7600 Wisconsin Avenue Bethesda, MD 20814

Formed to lease, manage and operate an electric generating facility in Carneys Point, New Jersey.

1.	2.	3.	1.	1.	1.	2.	2.	13.	Heron Power Corporation
California Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

General and limited partner in Gator Generating Company, L.P. (Osceola Project).

1.	2.	3.	1.	1.	1.	2.	2.	13.	1.	Gator Generating Company, L.P.
Delaware Limited Partnership

7600 Wisconsin Avenue
Bethesda, MD 20814

Formed to develop, own, operate and lease (as lessor) a cogeneration facility (Osceola) in Palm Beach County, Florida. Filed a voluntary petition for bankruptcy protection under Chapter 11 on May 14, 1997.

1.	2.	3.	1.	1.	1.	2.	2.	14.	Jaeger Power Corporation
California Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

General and limited partner in Northampton Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	15.	Falcon Power Corporation
California Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

General and limited partner in Scrubgrass Generating Company, L.P.; owner of Scrubgrass Power Corp.

1.	2.	3.	1.	1.	1.	2.	2.	15.	1.	Scrubgrass Power Corp.
Pennsylvania Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

General partner in Scrubgrass Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	16.	Eucalyptus Power Corporation
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

General partner in Citrus Generating, Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	16.	1.	Citrus Generating Company, L.P.
Delaware Limited Partnership

7600 Wisconsin Avenue
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	2.	17.	Cooper's Hawk Power Corporation
California Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

General partner in Citrus Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	18.	Loon Power Corporation
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	2.	19.	Iroquois Pipeline Investment, LLC
Delaware Limited Liability Company

7600 Wisconsin Avenue
Bethesda, MD 20814

General partner in Iroquois Gas Transmission System, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	20.	J. Makowski Pittsfield, Inc.
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Administrative Agent - Pittsfield Generating Company, L. P.

1.	2.	3.	1.	1.	1.	2.	2.	21.	J. Makowski Services, Inc.
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Administrative Agent for MASSPOWER.

1.	2.	3.	1.	1.	1.	2.	2.	22.	JMCS I Management, Inc.
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Administrative Agent for Selkirk Cogen Partners, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	23.	U.S. Operating Services Holdings, Inc.
(formerly PG&E Operating Services Holdings, Inc.)
California Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

General partner in Power Services Company and U.S. Operating Services Company; sole member of NEGT National Energy Group Acquisition Company, LLC.

1.	2.	3.	1.	1.	1.	2.	2.	23.	1.	USOSC Holdings, Inc.
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

General partner in U.S. Operating Services Company.

1.	2.	3.	1.	1.	1.	2.	2.	23.	1.	1.	U.S. Operating Services Company
(formerly PG&E Operating Services Company)
California General Partnership

7600 Wisconsin Avenue
Bethesda, MD 20814

Formed to enter into operations and maintenance activities.

1.	2.	3.	1.	1.	1.	2.	2.	23.	2.	USGen Holdings, Inc.
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

General partner in Power Services Company.

1.	2.	3.	1.	1.	1.	2.	2.	23.	3.	NEGT Acquisition Company, LLC
(formerly PG&E National Energy Group Acquisition Company, LLC)
Delaware Limited Liability Company

7600 Wisconsin Avenue
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	2.	23.	4.	Power Services Company
(formerly PG&E National Energy Group Company)
California General Partnership

7600 Wisconsin Avenue Bethesda, MD 20814

Manages electric generation facilities.

1.	2.	3.	1.	1.	1.	2.	2.	23.	4.	1.	First Oregon Land Corporation
Delaware Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

Formed to enter into real estate options in the State of Oregon.

1.	2.	3.	1.	1.	1.	2.	2.	23.	4.	2.	Topaz Power Corporation
Delaware Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

General partner in Carneys Point Generating Company.

1.	2.	3.	1.	1.	1.	2.	2.	23.	4.	2.	1.	Carneys Point Generating Company
Delaware General Partnership

7600 Wisconsin Avenue Bethesda, MD 20814

Formed to lease, manage, operate and maintain a cogeneration facility in Carneys Point, New Jersey.

1.	2.	3.	1.	1.	1.	2.	2.	23.	4.	3.	Garnet Power Corporation
Delaware Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

General partner in Carneys Point Generating Company.

1.	2.	3.	1.	1.	1.	3.	National Energy Generating Services, LLC
Delaware Limited Liability Company

7600 Wisconsin Avenue
Bethesda, MD 20814

Holding company for NEGT service entities.

1.	2.	3.	1.	1.	1.	3.	1.	NEGT Construction Agency Services I, LLC
Delaware Limited Liability Company

7600 Wisconsin Avenue
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	3.	2.	NEGT Construction Agency Services II, LLC
Delaware Limited Liability Company

7600 Wisconsin Avenue
Bethesda, MD 20814

Inactive; formed to act as construction agent under the Master Turbine Trust with Mitsubishi.

1.	2.	3.	1.	1.	1.	3.	3.	National Energy Group Construction Company, LLC
Delaware Limited Liability Company

7600 Wisconsin Avenue
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	3.	4.	NEGT Construction Finance Company, LLC
Delaware Limited Liability Company

7600 Wisconsin Avenue
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	3.	5.	PTP Services, LLC
Delaware Limited Liability Company

7600 Wisconsin Avenue
Bethesda, MD 20814

Formed to file federal trademark applications.

1.	2.	3.	1.	1.	1.	4.	NEGT Energy Trading Holdings, LLC
(formerly PG&E Energy Trading Holdings, LLC)
Delaware Limited Liability Company

7600 Wisconsin Avenue
Bethesda, MD 20814

Formed for the sole purpose of holding stock in NEGT Energy Trading Holdings Corporation.

1.	2.	3.	1.	1.	1.	4.	1.	NEGT Energy Trading Holdings Corporation
(formerly PG&E Energy Trading Holdings Corporation)
California Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Holding company for energy trading and overseas entities.

1.	2.	3.	1.	1.	1.	4.	1.	1.	NEGT ET Investments Corporation
(formerly PG&E ET Investments Corporation)
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Limited partner in NEGT Energy Trading - Power, L.P.

1.	2.	3.	1.	1.	1.	4.	1.	1.	1.	NEGT Energy Trading-Power, L.P.
(formerly PG&E Energy Trading-Power, L.P.)
Delaware Limited Partnership

7600 Wisconsin Avenue
Bethesda, MD 20814

Engaged in electric power marketing and trading; owns a 100% membership interest in NEGT ET Synfuel 166, LLC and NEGT ET Synfuel #2, LLC.

1.	2.	3.	1.	1.	1.	4.	1.	1.	1.	1.	NEGT ET Synfuel 166, LLC (formerly PG&E ET Synfuel 166, LLC) Delaware Limited Liability Company

7600 Wisconsin Avenue Bethesda, MD 20814

Formed to acquire a synthetic fuel production facility located in South Carolina.

1.	2.	3.	1.	1.	1.	4.	1.	1.	1.	2.	NEGT ET Synfuel #2, LLC
(formerly PG&E ET Synfuel #2, LLC)
Delaware Limited Liability Company

7600 Wisconsin Avenue
Bethesda, MD 20814

Formed to acquire a synthetic fuel production facility located in Kentucky.

1.	2.	3.	1.	1.	1.	4.	1.	2.	NEGT International, Inc.
California Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

Holding company for overseas project companies.

1.	2.	3.	1.	1.	1.	4.	1.	2.	1.	NEGT International Development Holdings, LLC
Delaware Limited Liability Company

7600 Wisconsin Avenue Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	4.	1.	2.	2.	Gannet Power Corporation
California Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	4.	1.	2.	3.	PG&E Overseas Holdings I, Ltd.
Cayman Islands Corporation

P.O. Box 309, George Town
Grand Cayman, Cayman Islands, BWI

Holding company for PG&E Overseas Holdings II, Ltd.

1.	2.	3.	1.	1.	1.	4.	1.	2.	3.	1.	PG&E Overseas Holdings II, Ltd.
Labuan, Malaysia Corporation

Unit Level 9 (A2), Main Office Tower
Financial Park Labuan, Jalan Merdeka
87000 W.P. Labuan
Malaysia

Holding company for PG&E Corporation Australian Holdings Pty Ltd.

1.	2.	3.	1.	1.	1.	4.	1.	2.	3.	1.	1.	PG&E Corporation Australian Holdings Pty Ltd.
Australian Corporation

Level 33, Waterfront Place
One Eagle Street
Brisbane, Queensland
Australia

Holding company for PG&E Energy Trading Australia Pty Ltd and PG&E Corporation Australia Pty Ltd.

1.	2.	3.	1.	1.	1.	4.	1.	2.	3.	1.	1.	1.	PG&E Energy Trading Australia Pty Ltd.
Australian Corporation

Level 33, Waterfront Place
One Eagle Street
Brisbane, Queensland
Australia

Inactive; in the process of liquidation.

1.	2.	3.	1.	1.	1.	4.	1.	2.	3.	1.	1.	2.	PG&E Corporation Australia Pty Ltd.
Australian Corporation

Level 33, Waterfront Place
One Eagle Street
Brisbane, Queensland 4000
Australia

Inactive; in the process of liquidation.

1.	2.	3.	1.	1.	1.	4.	1.	2.	4.	Rocksavage Services I, Inc.
Delaware Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	4.	1.	3.	NEGT Energy Trading - Gas Corporation
(formerly PG&E Energy Trading - Gas Corporation)
California Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Engaged in natural gas marketing and trading in the United States; purchases and resells energy commodities and related financial instruments.

1.	2.	3.	1.	1.	1.	4.	1.	3.	1.	Parkhill Energy Management, Ltd.
Alberta Corporation

335 - 8th Avenue SW, Suite 1740 Calgary, Alberta T2P 1C9 Canada

Inactive.

1.	2.	3.	1.	1.	1.	4.	1.	3.	2.	Virtual Credit Services, LLC
Delaware Limited Liability Company

7600 Wisconsin Avenue
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	2.	NEGT Overseas, Inc.
(formerly PG&E Overseas, Inc.)
California Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

United States shareholder of NEGT Overseas, Ltd.

1.	2.	3.	1.	1.	3.	Quantum Ventures
California Corporation

7600 Wisconsin Avenue
Bethesda, MD 20814

Holding company for Energy Services entities.

1.	2.	3.	1.	1.	3.	1.	Energy Services Ventures, Inc.
Delaware Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

Provides energy-related goods and services.

1.	2.	3.	1.	1.	3.	2.	Barakat & Chamberlin, Inc.
California Corporation

7600 Wisconsin Avenue Bethesda, MD 20814

Inactive; provided consulting services.

1.	2.	3.	1.	2.	Gas Transmission Corporation
(formerly PG&E Gas Transmission Corporation)
Delaware Corporation

1400 SW Fifth Avenue, Suite 900
Portland, OR 97201

Holding company for gas transmission entities.

1.	2.	3.	1.	2.	1.	Gas Transmission Holdings Corporation
(formerly PG&E Gas Transmission Holdings Corporation)
California Corporation

1400 SW Fifth Avenue, Suite 900
Portland, OR 97201

Inactive.

1.	2.	3.	1.	2.	2.	GTN Holdings LLC
Delaware Limited Liability Company

7600 Wisconsin Avenue
Bethesda, MD 20814

Formed for the purpose of holding stock in Gas Transmission, Northwest Corporation.

1.	2.	3.	1.	2.	2.	1.	Gas Transmission Northwest Corporation
(formerly PG&E Gas Transmission, Northwest Corporation)
California Corporation

1400 SW Fifth Avenue, Suite 900
Portland, OR 97201

Owns and operates gas transmission pipelines and associated facilities capable of transporting natural gas from the Canadian-U.S. border to the Oregon-California border.

1.	2.	3.	1.	2.	2.	1.	1.	Pacific Gas Transmission International, Inc.
California Corporation

1400 SW Fifth Avenue, Suite 900
Portland, OR 97201

Inactive.

1.	2.	3.	1.	2.	2.	1.	2.	Pacific Gas Transmission Company
California Corporation

1400 SW Fifth Avenue, Suite 900
Portland, OR 97201

Formed to pursue business opportunities in the natural gas business in the United States.

1.	2.	3.	1.	2.	2.	1.	3.	Stanfield Hub Services, LLC
Washington Limited Liability Company

1400 SW Fifth Avenue, Suite 900
Portland, OR 97201

Formed to pursue opportunities for construction and operation of natural gas storage facilities.

1.	2.	3.	1.	2.	2.	1.	4.	Gas Transmission Service Company LLC (formerly PG&E Gas Transmission Service Company LLC) Delaware Limited Liability Company

1400 SW Fifth Avenue, Suite 900 Portland, OR 97201

Formed to provide interstate pipeline management services.

1.	2.	3.	1.	2.	2.	1.	5.	North Baja Pipeline, LLC Delaware Limited Liability Company

1400 SW Fifth Avenue, Suite 900 Portland, OR 97201

Formed for the construction and operation of a natural gas pipeline capable of transporting natural gas from Arizona to the Mexico border.

1.	2.	3.	1.	3.	NEGT Services Company, LLC
Delaware Limited Liability Company

7600 Wisconsin Avenue
Bethesda, MD 20814

Service company for NEGT corporate headquarters.

1.	2.	4.	PG&E Strategic Capital, Inc.
Delaware Corporation

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

A subsidiary of PG&E Corporation; formed for general business purposes, including possibly holding ownership of shares and investments.

1.	2.	5.	PG&E Corporation Support Services, Inc.
Delaware Corporation

2711 Centerville Road, Suite 400
Wilmington, DE 19808

A subsidiary of PG&E Corporation that provides general corporate support services to the PG&E Corporation family outside the State of California.

1.	2.	6.	PG&E Ventures, LLC
Delaware Limited Liability Company

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Formed for the purpose of holding interest in other businesses, financing and other transactions.

1.	2.	6.	1.	Pacific Venture Capital, LLC
Delaware Limited Liability Company

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Inactive.

1.	2.	6.	1.	1.	PG&E Ventures ePro, LLC
Delaware Limited Liability Company

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Formed to make and hold an investment in an e-procurement exchange.

1.	2.	6.	2.	PG&E Telecom, LLC
Delaware Limited Liability Company

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Formed for the purpose of engaging in telecommunications and related business activities.

1.	2.	6.	2.	1.	PG&E Capital, LLC
Delaware Limited Liability Company

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

An indirect subsidiary of PG&E Corporation; formed for financing and other transactions related to the energy industry.

1.	2.	6.	2.	2.	PG&E Telecom Holdings, LLC Delaware Limited Liability Company

3301 Crow Canyon Road, Suite A211 San Ramon, CA 94583

Formed for the purpose of engaging in telecommunications and related business activities. Currently inactive.

1.	2.	7.	PTTP Services LLC California Limited Liability Company

345 California Street San Francisco, CA 94104

Inactive.

2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

2.1 Claimant and its subsidiaries, other than Pacific Gas and Electric Company, are not public utility companies for the purposes of the Public Utility Holding company Act of 1935 and do not own any such properties.

2.2 Pacific Gas and Electric Company is a public utility company. Pacific Gas and Electric Company owns and operates the following generation plants, all located in California:

Generation Type	County Location	Number of Units	Net Operating Capacity (MW)

Nuclear:
Diablo Canyon	San Luis Obispo	2	2,174

Hydroelectric:
Conventional	16 counties in northern
	and central California	107	2,684
Helms pumped storage	Fresno	3	1,212

Hydro electric subtotal		110	3,896

Fossil fuel:
Humboldt Bay (1)	Humboldt	2	105
Hunters Point (2)	San Francisco	2	215
Mobile turbines	Humboldt	2	30

Fossil fuel subtotal		6	350

Total		118	6,420

(1)	The Humboldt Bay facilities consist of a retired nuclear generation unit, or Humboldt Bay Unit 3, and two operating fossil fuel-fired plants.
(2)

In July 1998, Pacific Gas & Electric Company reached an agreement with the City and County of San Francisco regarding the Hunters Point fossil fuel-fired plant, which has been designated as a "must run'' facility by the California Independent System Operator to support system reliability. The agreement expresses Pacific Gas & Electric Company's intention to retire the plant when it is no longer needed.

Pacific Gas & Electric Company's electric transmission system consists of 18,612 circuit miles of interconnected transmission lines operated at voltages of 500 kilovolt, or kV, to 60 kV and transmission substations with a capacity of 42,798 megavolt, or MVA. Electricity is transmitted across these lines and substations and is then distributed to customers through 120,428 circuit miles of distribution lines and substations with a capacity of 24,218 MVA. In 2003, Pacific Gas & Electric Company delivered 80,156 Gigawatt hour, or GWh, to its customers, including 8,979 GWh delivered to direct access customers. Pacific Gas & Electric Company is interconnected with electric power systems in the Western Electricity Coordinating Council, which includes 14 western states, Alberta and British Columbia, Canada, and parts of Mexico.

In connection with electricity industry restructuring, the California investor-owned electric utilities relinquished control, but not ownership, of their transmission facilities to the Independent System Operator, or ISO, in 1998. The FERC has jurisdiction over these transmission facilities, and the revenue requirements and rates for transmission service are set by the FERC. The ISO, which is regulated by the FERC, controls the operation of the transmission system and provides open access transmission service on a nondiscriminatory basis. The ISO also is responsible for maintaining the reliability of the transmission system.

Pacific Gas and Electric Company owns and operates an integrated gas transmission, storage, and distribution system in California that extends throughout all or a part of 38 of California's 58 counties and includes most of northern and central California. Pacific Gas & Electric Company's system consisted of 6,350 miles of transportation pipelines, three gas storage facilities, and 39,510 miles of distribution pipelines.

3. The following information for the year ending December 31, 2002 with respect to claimant and each of its subsidiary public utility companies:

a) Number of kilowatt-hours (kWh) of electric energy sold (at retail or wholesale) and thousand cubic feet (Mcf) of natural or manufactured gas distributed at retail.

b) Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

c) Number of kWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

d) Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

3.1 Claimant and its subsidiaries, other than Pacific Gas and Electric Company, are not public utility companies for the purposes of the Public Utility Holding company Act of 1935.

3.2 Pacific Gas and Electric Company is a public utility company located in the State of California.

Pacific Gas and Electric Company (in millions)	Year ending 12/31/03

Number of GWh of electric energy sold at retail or wholesale (1)	47,835
Number of Mcf of natural or manufactured gas distributed at retail	279
Number of kWh of electric energy distributed at retail outside the State the State	0
Number of Mcf of natural or manufactured gas distributed at retail outside the State	0
Number of kWh of electric energy sold at wholesale outside the State or at the State line (2)	0
Number of Mcf of natural or manufactured gas sold at wholesale outside the State or at the State line	45
Number of kWh of electric energy purchased outside the State or at the State line (2)	0
Number of Mcf of natural or manufactured gas purchased outside the State or at the State line	299

(1)	Excludes 23,342 GWh of electric energy provided by the California Department of Water Resources and 8,979 GWh of electric energy delivered to direct access customers.
(2)	All electric energy sold at wholesale and purchased outside the State or at the State line is transacted by the California Independent System Operator.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility holding company, stating monetary amounts in United States dollars:

a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution or electric energy for sale or for the distribution at retail of natural or manufactured gas.

b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.

d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements.

On July 8, 2003, the National Energy & Gas Transmission, Inc., or NEGT, formerly known as PG&E National Energy Group, Inc., a subsidiary of PG&E Corporation, filed a voluntary petition for relief under the provisions of Chapter 11 in the U.S. Bankruptcy Court for the District of Maryland, Greenbelt Division. In anticipation of NEGT's Chapter 11 filing, PG&E Corporation's representatives, who previously served as directors of NEGT, resigned on July 7, 2003 and were replaced with directors who are not affiliated with PG&E Corporation. As a result, PG&E Corporation no longer retains significant influence over NEGT. Effective July 8, 2003, NEGT's results are no longer consolidated with those of PG&E Corporation. Accordingly, NEGT's total equity at December 31, 2003 and Net Income for the twelve months ended December 31, 2003, as well as the information required under item c, is not disclosed for the EWGs listed below.

4.1. PITTSFIELD GENERATING COMPANY, L.P. (EWG)

a) Pittsfield Generating Company, L.P.
    235 Merrill Road
    Pittsfield, MA 01202

Pittsfield Generating Company, L.P. is a 165 megawatt (MW) combined cycle, natural gas-fired cogeneration facility (the "Facility") selling power to Commonwealth Electric Company and Cambridge Electric Company, and selling steam to General Electric Company.

b) NEGT Enterprises, Inc. (Enterprises) owns 100% of National Energy Holdings Corporation, which owns 100% of NEGT Energy Company, LLC, which owns 100% of National Energy Power Company, LLC, which owns 89% of Beale Generating Company (formerly J. Makowski Company, Inc.), which owns 100% of JMC Altresco, Inc., which through its subsidiaries, Altresco, Inc. (99% LP) and Pittsfield Partners, Inc. (1% LP), owns 100% of Pittsfield Generating Company, L.P.

c) Not Available (N/A)

d) Not Available (N/A)

e) U.S. Operating Services Company provides operations and maintenance services to Pittsfield Generating Company, L.P. U.S. Operating Services Company earns a base fee of $400,000 per annum plus performance bonuses, together with reimbursement of its direct costs.

Pittsfield Generating Company, L.P. has gas enabling agreements with Selkirk Cogen Partners, and MASSPOWER pursuant to which it may enter into non-firm/interruptible gas purchase and sales transactions at market pricing, from time to time.

Pittsfield Generating Company, L.P. has a fuel transportation agreement with Berkshire Gas Company, an unaffiliated entity, which leases a section of pipeline serving the Facility from Berkshire Feedline Acquisition Limited Partnership. Berkshire Feedline Acquisition Limited Partnership receives lease payments of approximately $1.8 million per annum on this section of pipeline.

4.2. SELKIRK COGEN PARTNERS, L.P. (EWG)

a) Selkirk Cogen Partners, L.P.
    24 Power Park Drive
    Selkirk, NY 12158

Selkirk Cogen Partners, L.P. Unit I is an 80 MW natural gas fired dispatchable cogeneration facility selling power to Niagara Mohawk Power Corporation and to the New York Independent System Operator. Selkirk Cogen Partners, L.P. Unit II is a 265 MW natural gas fired dispatchable cogeneration facility (Unit I and Unit II together, the "Facility") selling power to Consolidated Edison Company of New York, Inc.

b) Enterprises owns 100% of National Energy Holdings Corporation, which owns 100% of NEGT Energy Company, LLC, which owns 100% of National Energy Power Company, LLC, which owns 89% of Beale Generating Company, which owns 100% of JMC Selkirk Holdings, Inc., which owns 100% of JMC Selkirk, Inc. and 100% of JMCS I Holdings, Inc. JMC Selkirk, Inc. directly holds .0911% and 1.9506% general partner and limited partner interests, respectively, in Selkirk Cogen Partners, L.P. JMC Selkirk, Inc also holds a 46.57% limited partnership interest in PentaGen Investors, L.P., and JMCS I Holdings, Inc. holds a .50% general partner interest and 2.93% limited partner interest in PentaGen Investors, L.P. PentaGen Investors, L.P. holds a 5.2502% limited partner interest in Selkirk Cogen Partners, L.P.

c) N/A

d) N/A

e) JMCS I Management, Inc. provides administrative services to Selkirk Cogen Partners, L.P. JMCS I Management, Inc. charges a contractually established hourly rate which covers its labor costs (including salary and benefits), overhead, and profit.

Selkirk Cogen Partners, L.P. has gas-enabling agreements with NEGT Energy Trading-Gas Corporation, Pittsfield Generating Company, and MASSPOWER pursuant to which it may enter into non-firm/interruptible gas purchase and sales transactions at market pricing, from time to time.

4.3. LOGAN GENERATING COMPANY, L.P. (EWG)

a) Logan Generating Company, L.P.
    7600 Wisconsin Ave.
    Bethesda, MD 20814

Logan Generating Company, L.P. is a 225 MW pulverized coal fired dispatchable generation facility (the "Facility") selling power to Conectiv.

b) Enterprises owns 100% of National Energy Holdings Corporation, which owns 100% of NEGT Energy Company, LLC, which owns 100% of National Energy Power Company, LLC, which owns 100% of Eagle Power Corporation. Eagle Power Corporation is a 49% general and 1% limited partner in Logan Generating Company, L.P.

c) N/A

d) N/A

e) Power Services Company provides management services to Logan Generating Company, L.P. Power Services Company earns a base fee of $400,000 per annum.

U.S. Operating Services Company provides operations and maintenance services to Logan Generating Company, L.P. U.S. Operating Services Company charges a contractual amount for their services.

4.4. HERMISTON GENERATING COMPANY, L.P. (EWG)

a) Hermiston Generating Company, L.P.
    7600 Wisconsin Ave.
    Bethesda, MD 20814

Hermiston Generating Company, L.P. is a 474 MW natural gas-fired dispatchable cogeneration facility (the "Facility") selling power to PacifiCorp. PacifiCorp owns a 50% undivided interest in the Facility.

b) Enterprises owns 100% of National Energy Holdings Corporation, which owns 100% of NEGT Energy Company, LLC, which owns 100% of National Energy Power Company, LLC, which owns 100% of Larkspur Power Corporation. Larkspur Power Corporation is a 49% general and 1.1% limited partner, in Hermiston Generating Company, L.P.

c) N/A

d) N/A

e) Power Services Company provides management services to Hermiston Generating Company, L.P. Power Services Company earns a base fee of $250,000 per annum.

U.S. Operating Services Company provides operations and maintenance services to Hermiston Generating Company, L.P. U.S. Operating Services Company earns a base fee of $900,000 per annum plus performance bonuses.

4.5. MASSPOWER (EWG)

a) MASSPOWER
    750 Worcester Street
    Indian Orchard, MA 01151

MASSPOWER is a 240 MW natural gas-fired combined cycle cogeneration facility located in Springfield, MA, selling power to Boston Edison Company, Commonwealth Electric Company and Massachusetts Municipal Wholesale Electric Company, and selling steam to Monsanto Company.

b) Enterprises owns 100% of National Energy Group Holdings Corporation, which owns 100% of NEGT Energy Company, LLC, which owns 100% of National Energy Power Company, LLC, which owns 89.1% of Beale Generating Company, which owns 100% of Indian Orchard Generating Company, Inc., which holds a 49% membership interest in MASSPOWER, LLC, which holds a 30% general partner interest in MASSPOWER.

c) N/A

d) N/A

e) J. Makowski Services, Inc. provides administrative services to MASSPOWER. J. Makowski Services, Inc. charges a contractually established hourly rate that covers its labor costs (including salary and benefits), overhead and profit.

MASSPOWER has gas enabling agreements with Selkirk Cogen Partners, L.P. and Pittsfield Generating Company, L.P. pursuant to which it may enter into non firm/interruptible gas purchase and sales transactions at market pricing, from time to time.

4.6. MILLENNIUM POWER PARTNERS, L.P. (EWG)

a) Millennium Power Partners, L.P.
    7600 Wisconsin Ave.
    Bethesda, MD 20814

Millennium Power Partners, L.P. is a nominal 360 MW natural gas-fired combined cycle merchant power facility that sells power into the New England Power Pool on a spot basis as well as under short- to medium-term bilateral contracts.

b) Enterprises owns 100% of National Energy Holdings Corporation, which owns 100% of NEGT Energy Company, LLC, which owns 100% of National Energy Power Company, LLC, which owns 100% of GenHoldings I, LLC, which owns 100% of Osprey Power Corporation, which owns 100% of Magnolia Power Corporation. Magnolia Power Corporation is a 50% general partner and Osprey Power Corporation is a 49.5% general partner and 0.5% limited partner in Millennium Power Partners, L.P.

c) N/A

d) N/A

e) Power Services Company provides operation, maintenance, and management services to Millennium Power Partners, L.P. Power Services Company is reimbursed for expenses incurred for services rendered to Millennium Power Partners, L.P.

4.7. CEDAR BAY GENERATING COMPANY, LIMITED PARTNERSHIP (EWG)

a) Cedar Bay Generating Company, Limited Partnership
    7600 Wisconsin Ave.
    Bethesda, MD 20814

Cedar Bay Generating Company, Limited Partnership owns and operates a 250 MW coal-fired electric generating facility in Jacksonville, Florida, selling power to Florida Power & Light Company, and selling steam to Smurfit Stone Container Corporation.

b) Enterprises owns 100% of National Energy Holdings Corporation, which owns 100% of NEGT Energy Company, LLC, which owns 100% of National Energy Power Company, LLC, which owns 100% of Raptor Holdings Company, which owns 80.12% of Gray Hawk Power Corporation, which owns 100% of Cedar Bay Cogeneration, Inc. Cedar Bay Cogeneration, Inc. is a 78% general partner and a 2% limited partner in Cedar Bay Generating Company, Limited Partnership.

c) N/A

d) N/A

e) Power Services Company provides management services to Cedar Bay Generating Company, Limited Partnership. Power Services Company charges a contractual rate for management services.

U.S. Operating Services Company provides operations and maintenance services to Cedar Bay Generating Company, Limited Partnership. U.S. Operating Services Company charges a contractual amount for their services.

4.8. NORTHAMPTON GENERATING COMPANY, L.P. (EWG)

a) Northampton Generating Company, L.P.
    7600 Wisconsin Ave.
    Bethesda, MD 20814

Northampton Generating Company, L.P. owns and operates an approximately 98 MW anthracite waste coal-fired electric generating facility in Northampton, Pennsylvania, selling power to Metropolitan Edison Company, and selling steam to unrelated industrial operations.

b) Enterprises owns 100% of National Energy Holdings Corporation, which owns 100% of NEGT Energy Company, LLC, which owns 100% of National Energy Power Company, LLC, which owns 100% of Jaeger Power Corporation. Jaeger Power Corporation is a 48% general partner and a 2% limited partner in Northampton Generating Company, L.P.

c) N/A

d) N/A

e) Power Services Company provides management services to Northampton Generating Company, L.P. Power Services Company charges a contractual rate for management services.

U.S. Operating Services Company provides operations and maintenance services to Northampton Generating Company, L.P. U.S. Operating Services Company charges a contractual amount for their services.

4.9. SCRUBGRASS GENERATING COMPANY, L.P. (EWG)

a) Scrubgrass Generating Company, L.P.
    7600 Wisconsin Ave.
    Bethesda, MD 20814

Scrubgrass Generating Company, L.P. leases an 87 MW waste coal-fired electric generating facility in Venango County, Pennsylvania, to Buzzard Power Corporation.

b) Enterprises owns 100% of National Energy Holdings Corporation, which owns 100% of NEGT Energy Company, LLC, which owns 100% of National Energy Power Company, LLC, which owns 100% of Falcon Power Corporation, which owns 100% of Scrubgrass Power Corp. Falcon Power Corporation is a 24.63% general partner and a .5% limited partner, and Scrubgrass Power Corp. is a 24.87% general partner, in Scrubgrass Generating Company, L.P.

c) N/A

d) N/A

e) Power Services Company provides management services to Scrubgrass Generating Company, L.P. Power Services Company charges a contractual rate for management services.

U.S. Operating Services Company provides operations and maintenance services to Scrubgrass Generating Company, L.P. U.S. Operating Services Company charges a contractual amount for their services.

4.10. INDIANTOWN COGENERATION, L.P. (EWG)

a) Indiantown Cogeneration, L.P.
    7600 Wisconsin Ave.
    Bethesda, MD 20814

Indiantown Cogeneration, L.P. owns and operates a 330 MW coal-fired electric generating facility in Indiantown, Florida, selling power to Florida Power & Light Company, and selling steam to Louis Dreyfus Citrus, Inc.

b) Enterprises owns 100% of National Energy Holdings Corporation, which owns 100% of NEGT Energy Company, LLC, which owns 100% of National Energy Power Company, LLC, which owns 100% of Toyan Enterprises. Toyan Enterprises is a 30.05% limited partner in Indiantown Cogeneration, L.P. and a 24.81% general partner in Indiantown Project Investment Partnership, L.P., which is a 19.95% general partner in Indiantown Cogeneration, L.P.

c) N/A

d) N/A

e) Power Services Company provides management services to Indiantown Cogeneration, L.P. Power Services Company charges a contractual rate for management services.

U.S. Operating Services Company provides operations and maintenance services to Indiantown Cogeneration, L.P. U.S. Operating Services Company charges a contractual rate for their services.

4.11. ATHENS GENERATING COMPANY, L.P. (EWG)

a) Athens Generating Company, L.P.
    7600 Wisconsin Ave.
    Bethesda, MD 20814

Athens Generating Company, L.P. is currently constructing a 1,080 MW natural gas-fired electric generating merchant power facility in Athens, New York, with commercial operation expected in the second quarter of 2004.

b) Enterprises owns 100% of National Energy Holdings Corporation, which owns 100% of NEGT Energy Company, LLC, which owns 100% of National Energy Power Company, LLC, which owns 100% of GenHoldings I, LLC, which owns 100% each of Black Hawk Power Corporation and Peach I Power Corporation. Black Hawk Power Corporation is a 49% general partner and 2% limited partner, and Peach I Power Corporation is a 49% general partner, in Athens Generating Company, L.P.

c) N/A

d) N/A

e) Power Services Company provides operation, maintenance and management services to Athens Generating Company, L.P. Power Services Company charges a contractual rate for their services.

4.12. LA PALOMA GENERATING COMPANY, LLC (EWG)

a) La Paloma Generating Company, LLC
    7600 Wisconsin Ave.
    Bethesda, MD 20814

La Paloma Generating Company, LLC is currently operating a 1,020 MW gas-fired electric generating merchant power facility in Kern County, California. It sells power into the California market on a spot basis as well as under short-to-medium term bilateral contracts.

b) Enterprises owns 100% of National Energy Holdings Corporation, which owns 100% of NEGT Energy Company, LLC, which owns 100% of National Energy Power Company, LLC, which owns 100% each of La Paloma Power Corporation and owns a 1% membership interest and La Paloma Power Corporation owns a 99% membership interest in La Paloma Generating Company, LLC.

c) N/A

d) N/A

e) Power Services Company provides operation, maintenance and management services to La Paloma Generating Company, LLC. Power Services Company charges a contractual rate for their services.

La Paloma Generating Company, LLC has entered into an interconnection agreement with Pacific Gas and Electric Company whereby La Paloma Generating Company, LLC interconnects the facility with the electric transmission grid in Pacific Gas and Electric Company's franchise territory.

4.13. LAKE ROAD GENERATING COMPANY, L.P. (EWG)

a) Lake Road Generating Company, L.P.
    7600 Wisconsin Ave.
    Bethesda, MD 20814

Lake Road Generating Company, L.P. is a nominal 792 MW natural gas-fired combined cycle merchant power facility, which sells power into the New England Power Pool on a spot basis as well as under short-to medium-term bilateral contracts.

b) Enterprises owns 100% of National Energy Holdings Corporation, which owns 100% of NEGT Energy Company, LLC, which owns 100% of National Energy Power Company, LLC, which owns 100% of both Peach IV Power Corporation and Black Hawk III Power Corporation. Peach IV Power Corporation is a 49% general partner and Black Hawk III Power Corporation is a 49% general partner and 2% limited partner in Lake Road Generating Company, L.P.

c) N/A

d) N/A

e) Power Services Company provides operations, management, and maintenance services to Lake Road Generating Company, L.P. Power Services Company is reimbursed for expenses incurred for services rendered to Lake Road Generating Company, L.P.

4.14. MANTUA CREEK GENERATING COMPANY, L.P. (EWG)

a) Mantua Creek Generating Company, L.P.
    7600 Wisconsin Ave.
    Bethesda, MD 20814

Mantua Creek Generating Company, L.P. has suspended construction of an 800 MW natural gas-fired electric generating merchant power facility in West Deptford, New Jersey.

b) Enterprises owns 100% of National Energy Holding Corporation, which owns 100% of NEGT Energy Company, LLC, which owns 100% of National Energy Power Company, LLC, which owns 100% each of Plover Power Corporation and Beech Power Corporation. Plover Power Corporation is a 49% general partner and 2% limited partner, and Beech Power Corporation is a 49% general partner, in Mantua Creek Generating Company, L.P.

c) N/A

d) N/A

e) N/A

4.15. OKEECHOBEE GENERATING COMPANY, LLC (EWG)

a) Okeechobee Generating Company, LLC
    7600 Wisconsin Ave.
    Bethesda, MD 20814

Okeechobee Generating Company, LLC has terminated development of a 550 MW natural gas-fired electric generating merchant power facility in Okeechobee, Florida.

b) Enterprises owns 100% of National Energy Holdings Corporation, which owns 100% of NEGT Energy Company, LLC, which owns 100% of National Energy Power Company, LLC, which owns 100% each of Okeechobee Power Corporation and National Energy Generating Holdings, Inc. National Energy Generating Holdings, Inc owns a 1% membership interest and Okeechobee Power Corporation owns a 99% membership interest in Okeechobee Generating Company, LLC.

c) N/A

d) N/A

e) N/A

4.16. USGEN NEW ENGLAND, INC. (EWG)

a) USGen New England, Inc.
    7600 Wisconsin Ave.
    Bethesda, MD 20814

USGen New England, Inc. owns and operates 17 generating facilities comprising of approximately 3,962 megawatts of generation, selling power in the New England area markets.

b) Enterprises owns 100% of National Energy Holdings Corporation, which owns 100% of NEGT Energy Company, LLC, which owns 100% of National Energy Generating Company, LLC, which owns 100% of USGen New England, Inc.

c) N/A

d) N/A

e) USG Services Company, LLC provides management services to USGen New England, Inc. USG Services Company, LLC charges a contractual rate for management services.

4.17. DISPERSED GENERATING COMPANY, LLC (EWG)

a) Dispersed Generating Company, LLC
    7600 Wisconsin Ave.
    Bethesda, MD 20814

Dispersed Generating Company, LLC currently owns operational small peaker facilities in California.

b) Enterprises owns 100% of National Energy Holdings Corporation, which owns 100% of NEGT Energy Company, LLC, which owns 100% of National Energy Generating Company, LLC, which owns 100% each of Dispersed Power Corporation and National Energy Generating Holdings, Inc. National Energy Generating Holdings, Inc owns a 1% membership interest and Dispersed Power Corporation owns a 99% membership interest in Dispersed Generating Company, LLC.

c) N/A

d) N/A

e) Power Services Company provides operation, maintenance and management services to Dispersed Generating Company, LLC. Power Services Company charges a contractual rate for their services.

4.18. LIBERTY GENERATING COMPANY, LLC (EWG)

a) Liberty Generating Company, LLC
    7600 Wisconsin Ave.
    Bethesda, MD 20814

Liberty Generating Company, LLC has suspended development of a 1,100 MW natural gas-fired electric generating merchant power facility in Linden, New Jersey.

b) Enterprises owns 100% of National Energy Holdings Corporation, which owns 100% of NEGT Energy Company, LLC, which owns 100% of National Energy Generating Company, LLC, which owns 100% each of Liberty Generating Corporation and National Energy Generating Holdings, Inc. National Energy Generating Holdings, Inc owns a 1% membership interest and Liberty Generating Corporation owns a 99% membership interest in Liberty Generating Company, LLC.

c) N/A

d) N/A

e) N/A

4.19. BADGER GENERATING COMPANY, LLC (EWG)

a) Badger Generating Company, LLC
    7600 Wisconsin Ave.
    Bethesda, MD 20814

Badger Generating Company, LLC has terminated development of a 1,100 MW natural gas-fired electric generating merchant power facility in Pleasant Prairie, Wisconsin.

b) Enterprises owns 100% of National Energy Holdings Corporation, which owns 100% of NEGT Energy Company, LLC, which owns 100% of National Energy Generating Company, LLC, which owns 100% each of Badger Power Corporation and National Energy Generating Holdings, Inc. National Energy Generating Holdings, Inc owns a 1% membership interest and Badger Power Corporation owns a 99% membership interest in Badger Generating Company, LLC.

c) N/A

d) N/A

e) N/A

4.20. MADISON WINDPOWER LLC (EWG)

a) Madison Windpower LLC
    7600 Wisconsin Ave.
    Bethesda, MD 20814

Madison Windpower LLC is currently operating a 12 MW wind-powered merchant power facility in Madison, New York.

b) Enterprises owns 100% of National Energy Corporation, LLC, which owns 100% of National Energy Company, LLC, which owns 100% of National Energy Generating Company, LLC, which owns 100% of San Gorgonio Power Corporation, which owns a 100% membership interest in Madison Windpower LLC.

c) N/A

d) N/A

e) Power Services Company provides operation, maintenance and management services to Madison Windpower LLC. Power Services Company charges a contractual rate for their services.

4.21. COVERT GENERATING COMPANY, LLC (EWG)

a) Covert Generating Company, LLC
    7600 Wisconsin Avenue
    Bethesda, MD 20814

Covert Generating Company, LLC is currently operating a 1,170 MW natural gas-fired electric generating merchant power facility in Covert Township, Michigan.

b) Enterprises owns 100% of National Energy Holdings Corporation which owns 100% of NEGT Energy Company, LLC, which owns 100% of National Energy Generating Company, LLC, which owns 100% of GenHoldings I, LLC, which owns 100% of Covert Power Corporation. GenHoldings I, LLC owns a 1% membership interest and Covert Power Corporation owns a 99% membership interest in Covert Generating Company, LLC.

c) N/A

d) N/A

e) Power Services Company provides operation, maintenance and management services to Covert Generating Company, LLC. Power Services Company charges a contractual rate for their services.

4.22. ATTALA GENERATING COMPANY, LLC

a) Attala Generating Company, LLC
    7600 Wisconsin Ave.
    Bethesda, MD 20814

Attala Generating Company, LLC leases a 526 MW natural gas-fired electric generating merchant power facility in Sallis, Mississippi.

b) Enterprises owns 100% of National Energy Holdings Corporation, which owns 100% of NEGT Energy Company, LLC, which owns 100% of National Energy Generating Company, LLC, which owns 100% of Attala Power Corporation, which owns 100% of Attala Generating Company, LLC.

c) N/A

d) N/A

e) Power Services Company provides operation, maintenance and management services to Attala Generating Company, LLC. Power Services Company charges a contractual rate for their services.

4.23. HARQUAHALA GENERATING COMPANY, LLC

a) Harquahala Generating Company, LLC
    7600 Wisconsin Ave.
    Bethesda, MD 20814

Harquahala Generating Company, LLC is currently constructing a 1,092 MW natural gas-fired electric generating merchant power facility in Tonopah, Arizona, with commercial operation expected in the second quarter of 2004.

b) Enterprises owns 100% of National Energy Holding Corporation, which owns 100% of NEGT Energy Company, LLC, which owns 100% of National Energy Generating Company, LLC, which owns 100% of GenHoldings I, LLC, which owns 100% of Harquahala Power Corporation. GenHoldings I, LLC owns a 1% membership interest and Harquahala Power Corporation owns a 99% membership interest in Harquahala Generating Company, LLC.

c) N/A

d) N/A

e) Power Services Company provides operation, maintenance and management services to Harquahala Generating Company, LLC. Power Services Company charges a contractual rate for their services.

4.24. PLAINS END, LLC

a) Plains End, LLC
    7600 Wisconsin Ave.
    Bethesda, MD 20814

Plains End, LLC is currently operating a 111 MW small peaker facility in Arvada, Colorado.

b) Enterprises owns 100% of National Energy Holdings Corporation, which owns 100% of NEGT Energy Company, LLC, which owns 100% of National Energy Generating Company, LLC, which owns 100% of Dispersed Power Corporation. Dispersed Power Corporation owns a 100% membership interest in Plains End, LLC.

c) N/A

d) N/A

e) Dispersed Generating Company, LLC provides operation, maintenance and management services to Plains End, LLC. Dispersed Generating Company, LLC charges a contractual rate for their services.

PG&E CORPORATION

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this twenty-seventh day of February 2004.

PG&E Corporation
By	CHRISTOPHER P. JOHNS

Christopher P. Johns Senior Vice President and Controller

Corporate Seal

Attest:
LINDA Y. H. CHENG

Linda Y. H. Cheng Corporate Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed.

Christopher P. Johns Senior Vice President and Controller PG&E Corporation One Market, Spear Tower, Suite 2400 San Francisco, CA 94105

Exhibit Index
Exhibit No.	Description of Exhibit

Exhibit A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

Exhibit C	An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.